EF HUTTON
division of Benchmark Investments, LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

August 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital World Acquisition Corp. (the “Company”)

Registration Statement on Form S-1, as amended

Filed May 26, 2021

File No. 333-256472

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 3, 2021, in which we, EF Hutton (formerly known as Kingswood Capital Markets), division of Benchmark Investments, LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for August 5, 2021 at 5:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By: /s/ Sam Fleischman

Name: Sam Fleischman

Title: Supervisory Principal